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Exhibit 21

SUBSIDIARIES OF ATLANTIC TELE-NETWORK, INC.

Jurisdiction of Incorporation
Bermuda Digital Communications, Ltd.	Bermuda
Guyana Telephone and Telegraph Company Limited	Guyana
Choice Communications, LLC	United States Virgin Islands
Commnet Wireless, LLC	Delaware
Commnet Four Corners, LLC	Delaware
Excomm, LLC	Delaware
Commnet Midwest, LLC	Delaware
Elbert County Wireless, LLC	Colorado
Commnet Illinois, LLC	Delaware
Commnet of Arizona, LLC	Delaware
Gila County Wireless, LLC	Delaware
MoCelCo, LLC	Delaware
Commnet of Nevada, LLC	Delaware
Commnet NV, LLC	Delaware
Commnet of Florida, LLC	Florida
Mora Valley Wireless, LP	Delaware
Sovernet Holding Corp.	Delaware
Sovernet, Inc.	Vermont
ION Holdco, LLC	Delaware
National Mobile Communications Corp.	Massachusetts
Islandcom Telecommunications, Ltd.	Turks & Caicos Islands
S.A.L. Spectrum, LLC	Delaware

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  Exhibit 21
SUBSIDIARIES OF ATLANTIC TELE-NETWORK, INC.